Via Facsimile and U.S. Mail
Mail Stop 4720

October 27, 2009

Mr. David Wentz
Chief Executive Officer
Usana Health Sciences Inc.
3838 West Parkway Blvd.
Salt Lake City, UT 84120

Re: Usana Health Sciences Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-21116

Dear Mr. Wentz:

We have completed our review of the above filing and have no further comments at
this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief